DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR February 3, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable









                                 FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.   Reporting Issuer
     ----------------

     DynaMotive Energy Systems Corporation
     105-1700 West 75th Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change
     -----------------------

     February 3, 2003

3.   Press Release
     -------------

     February 3, 2003

4.   Summary of Material Change
     --------------------------

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF today announced that following its successful BioOil program in lumber kilns in 2002, the Company has launched a program to validate the use of BioOil as a fuel for lime kilns in the pulp and paper industry. Pulp mills consume large volumes of fossil fuels in their lime kilns therefore substitution of BioOil for natural gas, fuel oil or diesel oil in pulp mill kilns presents a significant market opportunity to DynaMotive.

In Western Canada, 22 pulp mills consume approximately 16 million giga joules of fossil fuels in lime kilns each year (equivalent to 2.6 million barrels of oil). DynaMotive's objective through this program is to provide an environmentally friendly and economically viable alternative to fossil fuel consumption, and to reduce or eliminate waste disposal costs and provide green house gas credits to the users. DynaMotive estimates that the market worldwide within this industry would exceed 160 plants, each producing the equivalent of 1,000 barrels of oil per day. (1 barrel of oil =1.86 barrels of BioOil).

The lime kiln program will entail pilot scale trials to be followed by industrial scale testing at an operating pulp mill. The pilot scale program is to be carried out at the University of British Columbia (UBC) under the supervision of Professors Paul Watkinson and Peter Barr. DynaMotive is in early stage negotiations with a number of pulp producers who have shown interest in the program and in DynaMotive's technology. Successful completion of negotiations could lead to full-scale trials late this year.




5.   Full Description of Material Change
     -----------------------------------

     Please see attached press release

6.   Reliance on Section 85(2) of the Act
     ------------------------------------

     N/A

7.   Omitted Information
     -------------------

     N/A

8.   Senior Officers
     ---------------

     The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

     Richard C.H. Lin
     Chairman
     6996 Arbutus Street
     Vancouver, BC V6P 5S7
     (604) 267-6013

9.   Statement of Senior Officer
     ---------------------------

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 5th day of February, 2003


                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)        "Richard Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.







DYNAMOTIVE ENERGY SYSTEMS CORPORATION         News Release - February 3, 2003

 DynaMotive and University of British Columbia Announce Lime Kiln Program for
              Application of BioOil in Pulp and Paper Industry

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) today announced that following its successful BioOil program in lumber kilns in 2002, the Company has launched a program to validate the use of BioOil as a fuel for lime kilns in the pulp and paper industry. Pulp mills consume large volumes of fossil fuels in their lime kilns therefore substitution of BioOil for natural gas, fuel oil or diesel oil in pulp mill kilns presents a significant market opportunity to DynaMotive.

In Western Canada, 22 pulp mills consume approximately 16 million giga joules of fossil fuels in lime kilns each year (equivalent to 2.6 million barrels of oil). DynaMotive's objective through this program is to provide an environmentally friendly and economically viable alternative to fossil fuel consumption, and to reduce or eliminate waste disposal costs and provide green house gas credits to the users. DynaMotive estimates that the market worldwide within this industry would exceed 160 plants, each producing the equivalent of 1,000 barrels of oil per day. (1 barrel of oil =1.86 barrels of BioOil).

The lime kiln program will entail pilot scale trials to be followed by industrial scale testing at an operating pulp mill. The pilot scale program is to be carried out at the University of British Columbia (UBC) under the supervision of Professors Paul Watkinson and Peter Barr. DynaMotive is in early stage negotiations with a number of pulp producers who have shown interest in the program and in DynaMotive's technology. Successful completion of negotiations could lead to full-scale trials late this year.

Partial funding of this program is provided by Industry Canada through Technology Partnerships Canada (TPC) and the Industrial Research Assistance Program (IRAP) of the National Research Council of Canada and the Advanced System Institute of British Columbia which has provided funding for early stage development work.

Commenting on this program, Dr. Watkinson said: "We are excited about this project as it is a perfect match between industry driven research requirements and our capabilities. Our years of experience evaluating the performance of conventional and alternative fuels in lime kilns coupled with UBC's specialized pilot scale equipment make us ideally suited to successfully execute this important BioOil research."

Andrew Kingston, CEO and President of DynaMotive said: "This is an exciting program made possible through the collaborative approach taken by the Government of Canada, UBC engineers together with DynaMotive and its partners in industry. Successful execution of this program will provide significant market opportunities within the pulp sector in Canada and the potential for technology exports. Furthermore a successful program will provide a sustainable and environmentally friendly alternative to the use of fossil fuels within the pulp mill industry".





DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.


For more information on DynaMotive, please call:
Corporate Communications
Tel:  (604) 267-6000            Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                   Managing Director
Tel: (44) (0) 20-7518-9380      Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson                   Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900             Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.
Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.